Trading
Statement

Third Quarter
2005


Highlights:

o    Consolidated third quarter net sales amounted to EUR 10.2 billion

o    Increase of 0.7% compared to same period last year

o    Consolidated third quarter net sales, excluding currency impact, grew by
     0.3%



Amsterdam, The Netherlands, October 27, 2005 -- Ahold today announced consolidated net sales (excluding VAT) of EUR 10.2 billion for the third quarter of 2005 (12 weeks: July 18, 2005 - October 9, 2005), an increase of 0.7% compared to the same period last year (Q3 2004: EUR 10.2 billion). Net sales, excluding currency impact, increased by 0.3% in the third quarter of 2005.

The figures presented in this trading statement include net sales accounted for in accordance with International Financial Reporting Standards ("IFRS"), which is Ahold's primary GAAP. Under IFRS, net sales figures are adjusted to exclude discontinued operations. The impact from the adoption of IFRS is discussed under "Adoption of IFRS" below.

The net sales figures presented in this press release are preliminary and unaudited.






                                                                        2005043

Ahold Press Office: +31 (0)20 509 5343

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


Net sales per segment
-------------------------------------------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated
                                                            Q3        Q3                        Q3 YTD       Q3 YTD
                                                          2005      2004*     %change            2005*        2004*   %change

  Stop & Shop/Giant-Landover Arena              USD  3,658      3,564       2.6%            12,511       12,047      3.9%
Stop & Shop/Giant-Landover Arena                         2,994      2,916       2.7%             9,932        9,828      1.1%
  Giant-Carlisle/Tops Arena                     USD  1,361      1,396      (2.5%)            4,782        4,808     (0.5%)
Giant-Carlisle/Tops Arena                                1,113      1,142      (2.5%)            3,795        3,921     (3.2%)
Albert Heijn Arena                                       1,457      1,411       3.3%             4,987        4,788      4.2%
Central Europe Arena                                       433        423       2.4%             1,251        1,181      5.9%
Schuitema                                                  709        702       1.0%             2,386        2,375      0.5%
----------------------------------------------       ---------------------------------       ---------------------------------
Total retail                                             6,706      6,594       1.7%            22,351       22,093      1.2%
----------------------------------------------
  U.S. Foodservice                              USD  4,331      4,384      (1.2%)           14,242       14,364     (0.8%)
U.S. Foodservice                                         3,543      3,587      (1.2%)           11,313       11,722     (3.5%)

Ahold Group                                             10,249     10,181       0.7%            33,664       33,815     (0.4%)
----------------------------------------------       ---------------------------------       ---------------------------------

Unconsolidated JVs and equity investees                  2,364      2,403      (1.6%)            6,921        7,063     (2.0%)

Average U.S. dollar exchange rate (EUR per
  U.S. dollar)                                          0.8181     0.8182      (0.0%)           0.7940       0.8158     (2.7%)

-------------------------------------------------------------------------------------------------------------------------------

*Comparative 2004 figures have been adjusted to exclude discontinued operations in accordance with IFRS. In addition, for Ahold's unconsolidated JVs and equity investees the Q3 YTD 2005 figure has also been adjusted to exclude discontinued operations in accordance with IFRS.


Stop & Shop/Giant-Landover Arena

o    Net sales in the Stop & Shop/Giant-Landover Arena increased by 2.6% to USD
     3.7 billion (Q3 2004: USD 3.6 billion). Net sales included USD 1 million of net sales from the American Sales Company to Wilson Farms which, prior to its divestment in the second quarter of 2005, were eliminated as intercompany sales. During the quarter eight stores were transferred from the Giant-Landover banner to the Stop & Shop banner.
o Identical sales at Stop & Shop decreased by 0.3%. Identical sales, excluding net sales of gasoline, decreased by 1.2%. Net sales per transaction increased while the number of transactions decreased versus the same period last year.
o Identical sales at Giant-Landover decreased by 2.3%. Net sales per transaction increased while the number of transactions decreased versus the same period last year.
o Comparable sales at Stop & Shop remained almost at the same level compared to the same period last year, while comparable sales at Giant-Landover decreased by 1.6%.
o    Peapod continued to show strong net sales growth.


Giant-Carlisle/Tops Arena

o Net sales in the Giant-Carlisle/Tops Arena decreased by 2.5% to USD 1.4 billion (Q3 2004: USD 1.4 billion). Excluding the 198 convenience stores which were divested during the second quarter of 2005, net sales would have been at the same level as last year. As part of the portfolio rationalization program, 9 Tops supermarkets have been closed and 7 have been sold in 2005.
o Identical sales at Giant-Carlisle increased by 4.2%, primarily attributable to consistent growth in net sales per transaction, driven by successful customer loyalty programs and effective pricing. Identical sales, excluding net sales of gasoline, increased by 2.9%.
o Identical sales at Tops decreased by 6.5%, primarily because of competitive pressure resulting in a lower number of transactions and lower net sales per transaction, especially in the Northeast Ohio region. Identical sales, excluding net sales of gasoline, decreased by 7.8%.
o Comparable sales at Giant-Carlisle increased by 6.2%, while comparable sales at Tops decreased by 5.8%.

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

Albert Heijn Arena

o Net sales in the Albert Heijn Arena increased by 3.3% to EUR 1.5 billion (Q3 2004: EUR 1.4 billion).
o    Albert Heijn net sales increased by 3.5% to EUR 1.3 billion (Q3 2004: EUR
     1.3 billion) mainly as a result of the identical sales growth being driven by the repositioning program and strong promotional activities.
o Identical sales at Albert Heijn increased by 2.6% as a result of substantially higher volumes through an increased number of transactions, while the net sales per transaction decreased as a result of the continuing food price deflation in the Dutch food retail market.


Central Europe Arena

o Net sales in the Central Europe Arena increased by 2.4% to EUR 433 million (Q3 2004: EUR 423 million).
     Net sales, excluding currency impact, decreased by 5.1%. Excluding the 13 divested Polish hypermarkets, net sales, excluding currency impact, would have increased by 5.5%.
o Identical sales in the Central Europe Arena decreased by 4.2% due to a substantially lower net sales per transaction and fewer transactions. The lower net sales per transaction was a result of fierce price competition and a strong customer focus on discounted articles.
o On October 1, 56 stores were acquired from Julius Meinl, of which 54 will be converted into Albert supermarkets, one into a Hypernova compact hypermarket and one will be closed. The conversions are expected to take place during the fourth quarter of 2005.


Schuitema

o Net sales at Schuitema increased by 1.0% to EUR 709 million (Q3 2004: EUR 702 million).


U.S. Foodservice

o Net sales at U.S. Foodservice decreased by 1.2% to USD 4.3 billion (Q3 2004: USD 4.4 billion).
o Net sales were negatively impacted by approximately 2.5% as a result of the decision to exit certain business.
o U.S. Foodservice experienced deflation in food costs during the quarter which negatively impacted net sales.


Unconsolidated joint ventures and equity investees

o Net sales at Ahold's unconsolidated joint ventures and equity investees decreased by 1.6% to EUR 2.4 billion (Q3 2004: EUR 2.4 billion).
o Net sales at ICA decreased by 0.9% to SEK 18.0 billion (Q3 2004: SEK 18.2 billion). Excluding the impact of the deconsolidation of the joint venture in the Baltics and the divestment of the Danish operations, net sales would have increased by 5.2%.
o Net sales grew strongly at ICA Sweden driven by increased volumes following the price reduction program beginning in March 2005. In Norway net sales for this quarter compared to the same quarter last year have decreased due to a reduced number of stores, strong competition and a store conversion program. However, in SEK the net sales development in Norway was in line with the same quarter last year.


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

Adoption of IFRS

This trading statement includes net sales accounted for in accordance with IFRS, which is Ahold's primary GAAP as from 2005. IFRS is subject to ongoing review and endorsement by the European Union and possible amendment by interpretative guidance from the International Accounting Standards Board and, therefore, may be subject to change before the 2005 year-end. The net sales presented in this trading statement (including comparative figures for the third quarter and first three quarters 2004) have been adjusted to exclude discontinued operations in accordance with IFRS. Under Dutch GAAP, the results from operations that qualify as discontinued operations are included in continuing operations in the statement of operations until the date the operations are sold. Under IFRS, the results from operations that qualify as discontinued operations are presented separately from continuing operations in the statement of operations. As required under IFRS, the prior year net sales figures included as comparatives in this trading statement have been adjusted to exclude net sales from discontinued operations. The following is a reconciliation between reported net sales in the third quarter and first three quarters 2004 under Dutch GAAP and comparative net sales under IFRS for the same period:


in EUR millions
                                                                Q3 2004                 Q3 YTD 2004
                                                                -------                 -----------
Net sales under Dutch GAAP as previously reported                11,961                      39,648
Presentation differences:
- Net sales from discontinued operations                         (1,789)                     (5,855)
- Other *                                                             9                          22
----------------------------------------------------------------------------------------------------
Net sales as reported under IFRS                                 10,181                      33,815

* Primarily relates to a change in the classification of the amortization charges of capitalized commercial expenses and net sales of Schuitema stores that were held temporarily and that were not consolidated under Dutch GAAP at Schuitema. Comparative net sales presented for the third quarter and first three quarters 2004 for Ahold's unconsolidated joint venture ICA are also impacted by the consolidation under IFRS of temporarily held stores.


Net sales from discontinued operations for the third quarter and first three quarters 2005, which have been excluded from consolidated net sales under IFRS, amounted to EUR 126 million and EUR 916 million, respectively.

The following operations qualified as discontinued operations under IFRS at the end of the third quarter of 2005:

Bompreco and Hipercard           divested in the first quarter of 2004
Thailand                         divested in the first quarter of 2004
Spain                            divested in the fourth quarter of 2004
Disco                            divested** in the fourth quarter of 2004
Bl-LO and Bruno's                divested in the first quarter of 2005
G. Barbosa                       divested in the first quarter of 2005
Deli XL                          divested in the third quarter of 2005
CARHCO***                        divested in the third quarter of 2005

** Ownership of approximately 85% of the outstanding shares in Disco has been transferred. Ahold intends to transfer the remaining Disco shares as soon as legally possible.

*** Ahold indirectly owned a 33 1/3% stake in CARHCO, which it accounted for by the equity method. CARHCO was not consolidated and consequently the qualification as discontinued operation in the third quarter of 2005 did not have an impact on Ahold's consolidated net sales.


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Definitions

o    Identical sales: net sales from exactly the same stores in local currency.
o Comparable sales: identical sales plus net sales from replacement stores in local currency.
o Currency impact: the impact of using different exchange rates to translate the financial information of certain of Ahold's subsidiaries to euros. For comparison purposes, the financial information of the previous year is adjusted using the actual exchange rates in order to understand this currency impact.


Non-GAAP financial measures

In certain instances, results exclude the impact of fluctuations in currency exchange rates used in the translation of Ahold's foreign subsidiaries' financial results into euro or are presented in local currencies. Ahold's management believes these measures provide a better insight into the operating performance of foreign subsidiaries.
This press release includes the following non-GAAP financial measures:
(1)  Net sales excluding currency impact.
(2) Net sales excluding the impact of divestitures. Management believes that by excluding divestitures, this measure provides a better insight into the operating performance and results from the continuing operations of the subsidiary.
(3) Net sales excluding the impact of a deconsolidated joint venture and a divestiture. Management believes that by excluding the impact of a deconsolidated joint venture and a divestiture, this measure provides a better insight into the operating performance of the entity.
(4) Net sales excluding the impact of net sales to former subsidiaries. Management believes that by excluding net sales to former subsidiaries, this measure allows for better comparisons to prior periods.
(5) Identical sales, excluding net sales of gasoline. Because gasoline prices have recently experienced a higher rate of inflation than food prices, Ahold's management believes that by excluding net sales of gasoline, this measure provides a better insight into the recent positive effect of net sales of gasoline on Ahold's identical sales.


Disclaimer

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the transfer of the remaining approximately 15% of the Disco shares and the timing of conversion of stores recently acquired in the Central Europe Arena. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in the forward-looking statements include, but are not limited to, any inability to complete, delay in completing or any unforeseen costs in connection with the conversion of the recently acquired stores in the Central Europe Arena, any inability to transfer, or delay in transferring, the remaining approximately 15% of the Disco shares, the inability to address, or delays in addressing, court orders in effect currently or in the future that may prohibit the sale and/or transfer of Disco shares and other legal obstacles to the completion of the transaction, actions of courts, law enforcement agencies, government agencies and other third parties, and other factors some of which are discussed in the public filings of Ahold. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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